UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Today, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that it has filed a new Registration Statement on Form F-6 (“Form F-6”) with the U.S. Securities and Exchange Commission (the “SEC”) to register additional American Depositary Shares (“ADSs”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Each Form F-6 may only register a limited number of ADSs; and once that number of ADSs has been issued pursuant to the relevant Form F-6, a new Form F-6 must be filed with the SEC in order to register the continued issuance of new ADSs. CEMEX’s filing of this Form F-6 was necessary, as CEMEX’s prior Form F-6 was nearing depletion. It is important to note that new ADSs are issued each time CPOs are transferred from the Mexican market to the U.S. market – so that the movement of the same CPOs back and forth between the two markets can deplete the stock of ADSs available to be issued on a Form F-6 (with no increase in CEMEX’s outstanding capital stock). Similarly, filing a new Form F-6 to increase the number of ADSs that may be issued in the future in no way increases or otherwise affects the amount of CEMEX’s outstanding capital stock. Therefore, in order to continue to facilitate cross-border trading of CEMEX’s CPOs and ADSs, thereby increasing their liquidity, CEMEX has filed a new Form F-6 to allow the continued issuance of new ADSs (as CEMEX has done in the past and as is routine among companies, such as CEMEX, with active ADS programs).

This report contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. These forward-looking statements reflect CEMEX’s and its direct and indirect subsidiaries (the “Company”) current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations. You are urged to carefully consider the risks, uncertainties and other factors that affect the Company’s business and should review future reports filed by the Company with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect actual results may vary materially from those described herein. The Company assumes no obligation, nor intends, to update or correct the information contained in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: July 2, 2021	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller